Exhibit 21.1

SUBSIDIAIRES OF SUMMIT NETWORKS, INC.

Subsidiaries	Place of Incorporation	Incorporation Time	Percentage Ownership
Smith Barney Enterprises Limited	British Virgin Island	July 29, 2020	100%

Green Energy (HK) Limited	Hong Kong, People’s Republic of China	August 28, 2020	100%

Beijing Asian League Wins Technology Co., Ltd	People’s Republic of China	September 27, 2020	100%

Sumnet (Canada) Inc.	Canada	May 8, 2020	100%

Consolidated Variable Interest Entity (“VIE”)	Place of Incorporation	Incorporation Time	Percentage Ownership
Hengshui Jingzhen Environmental Company Limited	People’s Republic of China	July 31, 2015	Contractual Relationship

Subsidiary of Consolidated VIE	Place of Incorporation	Incorporation Time	Percentage Ownership
Hengshui Bicheng Environmental Technology Company Limited	People’s Republic of China	July 25, 2020	100% owned by VIE